Exhibit 99.1
Jumia Reports First Quarter 2025 Results
Jumia Raises Full-Year 2025 Guidance on Strong Execution
Accelerating Order and Customer Growth Drives Momentum; Expect To Achieve Breakeven in 4Q 2026
Lagos, May 8, 2025 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the first quarter ended March 31, 2025.
Financial highlights for the first quarter 2025
•Revenue of $36.3 million, down 26% year-over-year, or down 18% in constant currency.
•GMV of $161.7 million, down 11% year-over-year, or down 2% in constant currency.
•Operating loss of $18.7 million in the first quarter of 2025 compared to $8.3 million in the first quarter of 2024.
•Adjusted EBITDA loss of $15.7 million in the first quarter of 2025 compared to $4.3 million in the first quarter of 2024.
•Improving Loss before Income tax of $16.5 million in the first quarter of 2025, down 58% year-over-year, or down 25% in constant currency.
•Liquidity position of $110.7 million, a decrease of $23.2 million in the first quarter of 2025, compared to a decrease of $19.1 million in the first quarter of 2024.
•Net cash flows used in operating activities of $21.2 million compared to net cash flows from operating activities of $4.5 million in the first quarter of 2024.
•Lower Revenue and higher Operating loss, largely due to reduced corporate sales in Egypt, more than offset by lower net finance costs.
Business highlights for the first quarter 2025
All reported KPIs are for physical goods and exclude results from South Africa and Tunisia, which were exited in late 2024.
•Orders grew 21% year-over-year, the highest growth rate in the past two years.
•Quarterly Active Customers ordering physical goods grew by 15% year-over-year.
•Excluding corporate sales, GMV in reported currency grew 10% year-over-year, reflecting the underlying strength of our consumer-focused platform.
•GMV declined 8% year-over-year, primarily driven by a sharp drop in corporate sales in Egypt and the continued impact of currency devaluations. Please note that corporate sales are inherently more volatile than revenue from consumer business, particularly given the macro-economic environment in Egypt.
•Nigeria confirmed its strong turnaround, with Orders up 22% and GMV up 20% year-over-year.
•March trends, showed strong acceleration, with GMV up 16% year-over-year and Orders up 21%, demonstrating renewed momentum.
•Gross items sold from international sellers grew 61% year-over-year in the first quarter 2025, supporting a broader assortment and improved pricing power across our markets.
•Operational efficiency gains, with Fulfillment expense per Order (including South Africa and Tunisia), decreasing 14% year-over-year
Company Commentary
“Driven by strong underlying growth in our core consumer business (March physical goods GMV increased 16% year-over-year, adjusted for perimeter effects) and decisive actions to improve efficiency, we are updating our financial outlook:
•Raised Full-Year 2025 Guidance: Loss before income tax now expected to be $50–55 million.
•2026 Projection: Loss before income tax anticipated at $25–$30 million.
•Profitability Timeline: We believe to be on track for the fourth quarter of 2026, targeting full-year profitability on a Loss before income tax basis in 2027.
These updates reflect positive momentum and our commitment to achieving profitability." --CEO, Francis Dufay

SELECTED FINANCIAL INFORMATION

Financial Results for the first quarter ended March 31, 2025

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	March 31, 2024	March 31, 2025		March 31, 2025
Revenue	48.9	36.3	(26)%	40.2	(18)%
Gross Profit	31.2	19.9	(36)%	21.2	(32)%
Fulfillment expense	(9.4)	(9.4)	—%	(10.1)	8%
Sales and Advertising expense	(3.7)	(3.1)	(17)%	(3.5)	(8)%
Technology and Content expense	(9.1)	(9.6)	6%	(9.9)	9%
G&A expense, excluding SBC(1)	(15.3)	(16.1)	5%	(17.0)	11%
Adjusted EBITDA(1)	(4.3)	(15.7)	nm	(16.4)	nm
Operating Income/ (Loss)	(8.3)	(18.7)	nm	(19.6)	nm
Loss before Income tax(2)	(39.6)	(16.5)	(58)%	(19.7)	(25)%
_________________________
(1) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before Income tax in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(13.3) million in the first quarter of 2024 and $2.1 million in the first quarter of 2025.
Revenue
•Revenue1 of $36.3 million, down 26% year-over-year or down 18% year-over-year on a constant currency basis.
◦Revenue for the quarter was impacted by the sharp decline in corporate sales, particularly in Egypt, compared to the first quarter of 2024.
◦Marketplace revenue, comprised of third-party sales, marketing and advertising, and value-added services, was $18.1 million, down 30% year-over-year or down 26% on a constant currency basis. The decline was driven by lower commissions from third-party corporate sales in Egypt and the impact of currency devaluations.
◦First-party sales revenue was $17.8 million, down 21% year-over-year or down 9% on a constant currency basis, similarly impacted by lower first-party corporate sales in Egypt and currency movements.
Gross Profit
•Gross profit was $19.9 million, down 36% year-over-year or down 32% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 12%, compared to 17% in the first quarter of 2024, primarily due to lower revenue from higher-margin corporate sales in Egypt. In the first quarter of 2024, first-party and third-party corporate sales in Egypt generated high margins, but these were in part offset by high finance costs incurred from the need to repatriate cash.
Expenses
•Fulfillment expense was flat year-over-year at $9.4 million, or up 8% year-over-year on a constant currency basis.
◦Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, was down 14% year-over-year to $2.07, or down 7% year-over-year on a constant currency basis, driven by stronger operating leverage, lower third-party logistics costs and continued efficiency gains.
•Sales and Advertising expense totaled $3.1 million, down 17% year-over-year or down 8% on a constant currency basis. The decline reflects continued cost discipline and the effectiveness of our targeted marketing strategy, delivering accelerating usage growth while reducing absolute costs.
•Technology and Content expense amounted to $9.6 million, up 6% year-over-year, or up 9% year-over-year on a constant currency basis. This increase was primarily driven by higher temporary infrastructure and licensing costs related to contract renegotiation, partially offset by savings from lower staff costs.
•General and Administrative expense was $17.2 million, down 2% year-over-year or up 4% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation expense, was $16.1 million, up 5% year-over-year or up 11% year-over-year on a constant currency basis.
◦The first quarter of 2024 benefited from a reduction in tax provisions, an effect that did not recur in the first quarter of 2025. This impact was partially offset by a 10% reduction in staff costs within General and Administrative expense, excluding share-based compensation expense, which decreased to $7.8 million in the first quarter of 2025 from $8.8 million in the first quarter of 2024, primarily driven by headcount reduction.
Loss before Income tax
•Operating loss was $18.7 million in the first quarter of 2025 as compared to $8.3 million in the first quarter of 2024. The wider loss was primarily driven by lower corporate sales in Egypt and currency headwinds.
•Adjusting our operating loss for depreciation and amortization and share-based compensation expense, our Adjusted EBITDA loss increased from $4.3 million in the first quarter of 2024 to $15.7 million in the first quarter of 2025, in line with the increase in the operating loss.
•Loss before Income tax was $16.5 million in the first quarter of 2025 as compared to $39.6 million in the first quarter of 2024. The improvement in loss before income tax was primarily driven by:
◦A $11.3 million negative impact on gross profit, primarily due to lower corporate sales in Egypt;
◦A $1.0 million decrease in operating expenses; and
◦A $33.5 million improvement in net finance result. In the first quarter of 2024, Jumia incurred net finance costs of $31.3 million, primarily driven by treasury activities associated with higher corporate sales during a period affected by major currency devaluations in Nigeria and Egypt which did not recur in the first quarter of 2025, resulting in a substantial improvement in net finance result.
•Loss before Income tax, which excludes the impact of foreign exchange recorded in finance income and finance costs, was $19.7 million, down 25% in constant currency.
Cash Position
•As of March 31, 2025, the Company’s liquidity position was $110.7 million, comprised of $61.6 million in cash and cash equivalents and $49.1 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased by $23.2 million in the first quarter of 2025, compared to a decrease of $19.1 million in the first quarter of 2024, and a decrease of $30.6 million in the fourth quarter of 2024.
•Net cash used in operating activities was $21.2 million in the first quarter of 2025, compared to a net cash inflow of $4.5 million in the first quarter of 2024, primarily driven by a negative working capital contribution of $8.0 million, largely reflecting higher inventory levels built up to ensure product availability and assortment ahead of the Jumia Anniversary campaign, which is set to launch in early May—earlier than in 2024.
◦In addition, the Company reported $0.9 million in capital expenditures in the first quarter of 2025, compared to $0.2 million in the first quarter of 2024, primarily reflecting investments in infrastructure and facility enhancements to support business growth.
1In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.6 million in the first quarter of 2024 and $0.4 million in the first quarter of 2025.

SELECTED OPERATIONAL KPIs
Marketplace KPIs

	For the three months ended
	As Reported		YoY Change	Constant currency	YoY Change
	March 31, 2024	March 31, 2025		March 31, 2025
Quarterly Active Customers (million)	1.9	2.1	8%	n.a.	n.a.
Quarterly Active Customers (million) adjusted for perimeter effects(1)	1.8	2.1	14%	n.a.	n.a.
Orders (million)	4.6	5.1	12%	n.a.	n.a.
Orders (million) adjusted for perimeter effects(1)	4.5	5.1	15%	n.a.	n.a.
GMV (USD million)	181.5	161.7	(11)%	178.3	(2)%
GMV (USD million) adjusted for perimeter effects(1)	176.2	161.7	(8)%	178.3	1%
TPV (USD million)	45.4	45.5	—%	48.0	6%
JumiaPay Transactions (million)	2.0	2.0	1%	n.a.	n.a.
_________________________
(1) Adjustments for perimeter effects relate to the exit from Tunisia and South Africa
•GMV declined by 11% year-over-year to $161.7 million and Orders increased by 12% year-over-year to $5.1 million. The decline in GMV was driven by lower corporate sales in Egypt and currency devaluations. Order growth reflects continued improvement in product assortment and a stronger customer value proposition. Adjusted for perimeter effects, Orders from upcountry regions represented 58% of total Orders in the first quarter of 2025, up from 50% in the prior-year period.
◦Consistent with the GMV evolution, the average order value for physical goods Orders decreased in the first quarter of 2025 compared to the first quarter of 2024.
◦Jumia continues to take a disciplined and targeted approach to marketing spend, prioritizing channels that Jumia believes to be highly efficient, such as search engine optimization (“SEO”), customer relationship management (“CRM”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce agent network.
◦As a result of these efforts and adjusted for perimeter effects, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 505 basis point year-over-year improvement in repurchase rates.
▪Jumia’s cohort analysis indicates that 45% of new customers, who placed their first order in the fourth quarter of 2024, made a second purchase within 90 days, compared to 40% of new customers in the fourth quarter of 2023.
•JumiaPay Transactions reached 2.0 million, an increase of 1% year-over-year mainly driven by increased penetration of JumiaPay on delivery in the first quarter of 2025.
◦Ongoing efforts to streamline the user experience and the continued rollout of JumiaPay on delivery to increase cashless orders have positioned JumiaPay as an enabler of the Company’s e-commerce platform.
•TPV remained stable at $45.5 million in the first quarter of 2025 compared to $45.4 million in the first quarter of 2024, heavily impacted by currency devaluations. TPV as a percentage of GMV increased to 28% in the first quarter of 2025 compared to 25% in the first quarter of 2024.

GUIDANCE
Jumia remains committed to delivering profitable growth in 2025 by scaling usage, enhancing operational efficiency, and driving meaningful reductions in cash burn.
Based on current business trends, we are raising our full-year 2025 guidance as follows:
•We anticipate physical goods Orders to grow between 20% and 25% year-over-year, up from the previous range of 15-20%.
•GMV is projected to be between $795 million and $830 million in 2025, a year-over-year increase of 10% and 15%, respectively, excluding foreign exchange impacts.
•We forecast Loss before Income Tax to be in the range of negative $50 million to negative $55 million, a year-over-year decrease of 49% and 44%, respectively.
For full-year 2026:
•We are projecting Loss before income tax to be in the range of negative $25-$30 million
•We believe to be on track to achieve breakeven on a Loss before income tax basis in the fourth quarter of 2026, and deliver full-year profitability in 2027
The above forward-looking statements reflect Jumia’s expectations as of May 8, 2025, are subject to change, and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts, and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its first quarter 2025 results at 8:30 AM ET on May 8, 2025.

Interested parties can access the conference at:
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
United Kingdom Dial-in: 44 20 3355 4169
Entry Code: 476363

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Thursday, May 22, 2025 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 52347.

(UNAUDITED)
Consolidated statement of comprehensive income as of March 31, 2024 and 2025

	For the three months ended
In thousands of USD	March 31, 2024	March 31, 2025
Revenue	48,893	36,261
Cost of revenue	(17,709)	(16,360)
Gross profit	31,184	19,901
Fulfillment expense	(9,377)	(9,401)
Sales and advertising expense	(3,742)	(3,102)
Technology and content expense	(9,109)	(9,645)
General and administrative expense	(17,452)	(17,189)
Other operating income	249	802
Other operating expense	(86)	(22)
Operating loss	(8,333)	(18,656)
Finance income	1,293	3,356
Finance costs	(32,595)	(1,186)
Loss before Income tax	(39,635)	(16,486)
Income tax benefit / (expense)	(1,022)	(221)
Loss for the period	(40,657)	(16,707)
Attributable to:
Equity holders of the Company	(40,650)	(16,710)
Non-controlling interests	(7)	3
Loss for the period	(40,657)	(16,707)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	169,673	(22,903)
Other comprehensive loss on net investment in foreign operations	(158,584)	20,315
Other comprehensive income on financial assets at fair value through OCI	1,381	196
Other comprehensive income / (loss)	12,470	(2,392)
Total comprehensive loss for the period	(28,187)	(19,099)
Attributable to:
Equity holders of the Company	(28,189)	(19,085)
Non-controlling interests	2	(14)
Total comprehensive loss for the period	(28,187)	(19,099)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2024 and March 31, 2025

	As of
In thousands of USD	December 31, 2024	March 31, 2025
Assets
Non-current assets
Property and equipment	17,196	17,875
Deferred tax assets	323	319
Other taxes receivables	3,814	3,990
Other non-current assets	1,408	1,365
Total Non-current assets	22,741	23,549
Current assets
Inventories	6,432	10,892
Trade and other receivables	15,783	14,005
Income tax receivables	3,041	3,380
Other taxes receivable	4,227	4,652
Prepaid expenses	5,903	7,582
Term deposits and other financial assets	78,585	49,054
Cash and cash equivalents	55,360	61,644
Total Current assets	169,331	151,209
Total Assets	192,072	174,758
Equity and Liabilities
Equity
Share capital	283,093	283,093
Share premium	1,792,181	1,792,181
Other reserves	180,442	179,198
Accumulated losses	(2,168,924)	(2,185,640)
Equity attributable to the equity holders of the Company	86,792	68,832
Non-controlling interests	(506)	(518)
Total Equity	86,286	68,314
Liabilities
Non-current liabilities
Non-current borrowings	7,260	8,049
Trade and other payables	6	17
Deferred tax liabilities	540	342
Other taxes payable	1,626	1,139
Provisions for liabilities and other charges	638	649
Total Non-current liabilities	10,070	10,196
Current liabilities
Current borrowings	3,938	4,285
Trade and other payables	44,301	46,867
Income tax payables	13,510	13,386
Other taxes payable	13,994	13,763
Provisions for liabilities and other charges	12,893	13,436
Deferred income	7,080	4,511
Total Current liabilities	95,716	96,248
Total Liabilities	105,786	106,444
Total Equity and Liabilities	192,072	174,758

(UNAUDITED)
Consolidated statement of cash flows as of March 31, 2024 and 2025

	For the three months ended
In thousands of USD	March 31, 2024	March 31, 2025
Loss before Income tax	(39,635)	(16,486)
Depreciation and amortization of tangible and intangible assets	1,881	1,864
Impairment losses on loans, receivables and other assets	(68)	214
Impairment losses/(reversals) on obsolete inventories	160	309
Share-based compensation expense	2,156	1,062
Net (gain)/loss from disposal of tangible and intangible assets	(45)	17
Change in provision for other liabilities and charges	(1,955)	425
Lease modification (income)/expense	(4)	(6)
Interest (income)/expense	813	(154)
Discounting effect (income)/expense	(119)	87
Net foreign exchange (gain)/loss	13,294	(325)
Net loss on financial instruments at fair value through profit or loss	16,098	—
Net loss recognized on disposal of debt instruments held at FVOCI	1,231	—
Share-based compensation expense - settlement	(127)	(136)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	3,936	(296)
(Increase)/Decrease in inventories	(1,353)	(4,585)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	9,528	(2,250)
Income taxes (paid)/received	(1,306)	(915)
Net cash flows (used in) / from operating activities	4,485	(21,175)
Cash flows from investing activities
Purchase of property and equipment	(245)	(871)
Proceeds from sale of property and equipment	80	—
Interest or other charges received	(822)	510
Movement in other non-current assets	(44)	(124)
Movement in term deposits and other financial assets	(3,439)	30,239
Net cash flows (used in) / from investing activities	(4,470)	29,754
Cash flows from financing activities
Payment of lease interest	(178)	(520)
Repayment of lease liabilities	(809)	(584)
Net cash flows (used in) / from financing activities	(987)	(1,104)
Net (decrease)/increase in cash and cash equivalents	(972)	7,475
Effect of exchange rate changes on cash and cash equivalents	(5,884)	(1,191)
Cash and cash equivalents at the beginning of the period	35,483	55,360
Cash and cash equivalents at the end of the period	28,627	61,644

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2024. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to Loss for the period, Loss before Income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended
(USD million)	March 31, 2024	March 31, 2025
Loss for the period	(40.7)	(16.7)
Income tax benefit / (expense)	1.0	0.2
Net Finance costs / (income)	31.3	(2.2)
Depreciation and amortization	1.9	1.9
Share-based compensation expense	2.2	1.1
Adjusted EBITDA	(4.3)	(15.7)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2024 and applying them to the corresponding months in 2025, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with
IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	March 31, 2024	March 31, 2025		March 31, 2025
Revenue	48.9	36.3	(26)%	40.2	(18)%
Marketplace revenue	25.9	18.1	(30)%	19.2	(26)%
Third-party sales	23.7	16.0	(33)%	17.0	(28)%
Value-added services	0.7	0.6	(15)%	0.6	(9)%
Marketing and advertising	1.5	1.5	3%	1.6	11%
First-party sales	22.4	17.8	(21)%	20.5	(9)%
Other revenue	0.6	0.4	(28)%	0.5	(23)%
Gross Profit	31.2	19.9	(36)%	21.2	(32)%
Fulfillment expense	(9.4)	(9.4)	—%	(10.1)	8%
Sales and Advertising expense	(3.7)	(3.1)	(17)%	(3.5)	(8)%
Technology and Content expense	(9.1)	(9.6)	6%	(9.9)	9%
G&A expense, excluding SBC	(15.3)	(16.1)	5%	(17.0)	11%
Adjusted EBITDA	(4.3)	(15.7)	nm	(16.4)	nm
Operating Income/ (Loss)	(8.3)	(18.7)	nm	(19.6)	nm
Loss before Income tax(1)	(39.6)	(16.5)	(58)%	(19.7)	(25)%

GMV	181.5	161.7	(11)%	178.3	(2)%
TPV	45.4	45.5	—%	48.0	6%
TPV as % of GMV	25%	28%		27%
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(1) Loss before Income tax in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(13.3) million for the first quarter of 2024 and $2.1 million for the first quarter of 2025.